Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 3, 2015

Via EDGAR

Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation

Registration Statement on Form S-3 (File No. 333-202434)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form this letter in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 26, 2015 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 of the Company (the “Registration Statement”), filed with the Commission on March 2, 2015. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement or in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

General

1.	We note your registration statement covers the offer and sale of Class A common stock issuable in exchange for outstanding limited partnership units of TMM Holdings II Limited Partnership. It appears that you may have commenced this transaction privately, on or about April 9, 2013, when you and the unit holders executed the Exchange Agreement, which contains the exchange right noted in Section 2.1. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Questions 103.04 and 134.02 of our Securities Act Sections, Compliance and Disclosure Interpretations, available on our website, for guidance. In addition, we note that you have not registered the resale of the Class A common stock that you have issued to date pursuant to the exchange. Please advise.

Response to Comment 1

For the reasons set forth below, it is our view that the Company did not commence an offering of Class A common stock, at the time the Exchange Agreement was executed, to the holders of limited partnership interests (the “New TMM Units”) in TMM Holdings II Limited Partnership (“TMM”) and paired shares of Class B common stock of the Company, who were entitled to the benefits of the exchange offer registration statement (File No. 333-195770) that became effective May 7, 2014 (the “Exchange Shelf”). If the Staff is of the view that the registration of the shares of Class A common stock on the Exchange Shelf is not permitted, the issuance of the shares of Class A common stock to members of management in exchanges pursuant to the Exchange Agreement is exempt from registration under Rule 701 promulgated under the Securities Act.

Exchange Offer Registration Statement

The persons who are party to the Exchange Agreement with the Company are certain affiliates of its private equity sponsors (the “Sponsors”) and certain members of the Company’s management (the “Management Unitholders”), who in each case were issued New TMM Units and shares of Class B common stock in connection with the Company’s pre-IPO reorganization.

The only persons entitled to the benefits of the Exchange Shelf were the Management Unitholders. As part of the registration rights agreed at the time of the Company’s IPO, the Company was contractually required to file the Exchange Shelf as soon as it became eligible to file a registration statement on Form S-3, which could not occur less than one year following the IPO. It was understood that prior to the Exchange Shelf becoming effective, exchanges of New TMM Units by Management Unitholders would not occur.

As members of the Company’s management, the Management Unitholders are subject to policies and restrictions of the Company (including its insider trading policy) that are more restrictive than those set forth in the Exchange Agreement. In addition,
Section 11.1(e) of the Partnership Agreement of New TMM provides that no limited partner of New TMM (including the Management Unitholders) could transfer all or any part of its economic or other rights in its New TMM Units if it would violate the insider trading policy of the Company (including exchanges of New TMM Units (and the paired shares of Class B common stock) under the Exchange Agreement). The Management Unitholders are subject to the insider trading policy of the Company (including its securities pre-clearance procedures).

In light of the registration rights structure that contemplated exchanges to be made under the Exchange Shelf, it was the Company’s policy—communicated to the Management Unitholders—that no member of management could transfer or exchange any of their New TMM Units (along with the paired shares of Class B common stock) until the Exchange Shelf was declared effective at least one year after the Company’s IPO. The one limited exception to this policy permitted exchanges if the principal Sponsors invoked their demand registration rights to sell their shares of Class A common stock in an underwritten secondary offering, at which point Management Unitholders would have been permitted under the terms of the registration rights agreement with the Company to participate in the registered offering initiated by the Sponsors under certain circumstances. We note, however, that this right was entirely contingent on the election of the principal Sponsors and that the Management Unitholders had no independent ability to cause the secondary offering to occur. The principal Sponsors did not make any registration demands prior to the effectiveness of the Exchange Shelf on May 7, 2014.

Accordingly, consistent with the structure of the registration rights and the Company’s policy prohibiting exchanges other than in connection with a registration, the Company did not provide for any procedures to facilitate an exchange or circulate the election forms to effect an exchange of the New TMM Units (and paired shares of Class B common stock) until May 9, 2014, after the Exchange Shelf became effective on May 7, 2014. In recognition of, and in compliance with this policy, no Management Unitholder attempted or requested to commence an exchange prior to the effectiveness of the Exchange Shelf and no exchanges by Management Unitholders occurred prior to the effectiveness of that registration statement. Any attempt by a Management Unitholder to effect an exchange would not have been permitted under the Company’s securities pre-clearance procedures that are part of the Company’s insider trading policy.

We would further point out that the terms of the Exchange Agreement do not provide Management Unitholders with an unconditional right to exchange their New TMM Units (and paired shares of Class B common stock). Section 2.3(c) of the Exchange Agreement provides that if there is no registration statement in effect at the time of a requested exchange, then, upon the request of a holder of New TMM Units, the Company and TMM are required to use reasonable best efforts to facilitate an exchange under a reasonably available exemption from registration. If, depending on the facts and circumstances in existence at the time of an exchange, an exemption from registration were not available for the exchange, the Company would not be obligated to effect such exchange.

In addition, Section 11(a) of the Partnership Agreement of New TMM provided that no exchange of unvested New TMM Units under the Exchange Agreement would be permitted until such units vest. Of the 1,655,469 New TMM Units (and paired shares of Class B common stock) held by the Management Unitholders following the IPO, 1,171,281 would not have vested until after May 7, 2014 (the date of effectiveness of the Exchange Shelf). A total of eight individual Management Unitholders made exchanges under the Exchange Shelf for a total of 204,354 shares of Class A common stock and none were directors or executive officers of the Company. Of the 204,354 New TMM Units that were exchanged (together with the paired shares of Class B common stock) for such shares of Class A common stock, 85,750 vested after May 7, 2014.

Because no offer for the Class A common stock commenced until the Exchange Shelf was declared effective, as set forth above, the issuance of shares of Class A common stock in exchanges made under the Exchange Shelf were appropriately registered under the Securities Act in compliance with the Staff guidance provided in Questions 103.04 and 134.02 of the Staff’s Securities Act Sections, Compliance and Disclosure Interpretation. Therefore, any member of management who exercised his or her right to exchange would be permitted to immediately resell their shares under Section 4(a)(1), including in accordance with the safe harbor afforded by Rule 144.

Exemption Under Rule 701

Alternatively, if the Staff disagrees with our view that the shares of Class A common stock were not offered at the time the Exchange Agreement was executed, the issuance of the shares of Class A common stock to members of management in exchanges pursuant to the Exchange Agreement is exempt from registration under Rule 701 promulgated under the Securities Act.

The Company owns the only voting securities issued by New TMM. All of the Management Unitholders were officers or employees of the Company and its majority-owned subsidiaries, including New TMM.

The New TMM Units held by the Management Unitholders were issued under a compensatory benefit plan, which provided that the New TMM Units held by the Management Unitholders (and the right to receive shares of Class A common stock in an exchange) are subject to transfer, forfeiture and vesting provisions conditioned on continued employment with the Company or its subsidiaries.

To the extent that the Staff is of the view that the execution of the Exchange Agreement constituted an offer of Class A common stock, the Company offered the Management Unitholders the right to exchange their New TMM Units and shares of Class B common stock for shares of Class A common stock pursuant to the Exchange Agreement prior to the Company becoming subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. Each Management Unitholder delivered fully-executed copies of the various reorganization agreements (including the Exchange Agreement) prior to that time and were irrevocably committed to effectuate the reorganization. In addition, in connection with the IPO reorganization, for informational purposes, the Company delivered copies of the preliminary prospectus for the IPO to Management Unitholders.

In the reorganization, New TMM and the Company issued 1,812,099 New TMM Units and shares of Class B common stock to the Management Unitholders. Of these, only 204,354 have actually been exchanged for shares of Class A common stock. The 1,812,099 New TMM Units and shares of Class B common stock represented only 2.0% of the total New TMM Units and shares of Class B common stock issued in the reorganization and, based on the price to the public in the IPO, the aggregate sales price of such securities represented only 1.5% of the Company’s pro forma total assets measured based on the most recent balance sheet reflected in the IPO prospectus. The 204,354 New TMM Units and shares of Class B common stock represented only 0.2% of the total New TMM Units and shares of Class B common stock issued in the reorganization. The number of shares of Class A common stock issuable upon exchange of all of the New TMM Units and shares of Class B common stock held by Management Unitholders represented only 5.5% of the outstanding Class A common stock outstanding immediately following the IPO (or 1.5% of the outstanding Class A common stock on a fully diluted basis assuming all New TMM Units and shares of Class B common stock were exchanged). The 204,354 shares of Class A common stock actually issued in the exchange, represents only 0.6% of the outstanding Class A common stock outstanding immediately following the IPO (or 0.2% of the Class A common stock on a fully diluted basis). No other New TMM Units, shares of Class B common stock or shares of Class A common stock were issued in reliance upon Rule 701. Based on the IPO price, the aggregate deemed sale price for the 204,354 shares of Class A common stock actually issued in the exchanges would have been less than $4.5 million. Based on the closing prices of the Company’s Class A common stock on the date of exchanges, the aggregagte deemed sale for these shares would have been less than $4.0 million.

For these reasons, if the Staff disagrees with our view that the shares of Class A common stock were not offered at the time that the Exchange Agreement was executed, then the issuance of the shares of Class A common stock to Management Unitholders under the Exchange Agreement is exempt from registration under Rule 701. Under Rule 701(g), the Management Unitholders who received shares of Class A common stock would then be permitted to resell their shares immediately under Rule 144.

To the extent that the Staff does not object to the Company’s reliance on Rule 701 for the issuances to date, the Company would be willing to revise the Registration Statement to register the resale of the shares of Class A common stock held by the Management Unitholders.

Incorporation of Documents by Reference, page 2

2.	We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response to Comment 2

The Company confirms that it intends to file its definitive annual proxy statement with the Commission prior to requesting that the Staff declare the Registration Statement effective.

3.	Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, which can be found on our website.

Response to Comment 3

In response to the Staff’s comment, prior to effectiveness, the Company intends to revise the Registration Statement to specifically incorporate by reference the Exchange Act reports filed by the Company prior to effectiveness.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Kevin E. Manz at (212) 373-3031.

Sincerely,

John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.
Taylor Morrison Home Corporation

Benjamin A. Aronovitch, Esq.
Taylor Morrison Home Corporation

Thomas Holden, Esq.
Ropes & Gray LLP

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